March 27, 2015

VIA EDGAR

Jay Williamson

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	LMP Real Estate Income Fund Inc. (the “Fund”)
Responses to Comments on Preliminary Proxy Statement on Schedule 14A
Filed on March 17, 2015; File Numbers 15704692 & 811-21098

Dear Mr. Williamson:

On behalf of LMP Real Estate Income Fund Inc. (the “Fund”), please find the following responses to comments received by phone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 26, 2015, relating to the above referenced preliminary proxy statement of the Fund (the “Preliminary Proxy Statement”). For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Preliminary Proxy Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Preliminary Proxy Statement. We expect to include the revisions set forth in this letter in a definitive proxy statement (the “Definitive Proxy Statement”), which the Fund would like to file later today so it can print and begin mailing to its stockholders as soon as possible.

1.	With respect to the reference to the Fund’s benchmark and peers in the cover letter, please clarify such benchmark and peers and confirm that the table on page 20 is the support for this statement.

In response to the Staff’s comment, the Fund will identify its benchmark and its peers in the cover letter to the Definitive Proxy Statement. The Fund confirms that the table on page 20 of the Preliminary Proxy Statement supports this statement.

2.	We note the disclosure on page 4 that the meeting may be adjourned for the purpose of soliciting additional proxies. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise the description and proxy card. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

In response to the Staff’s comment, we respectfully advise the Staff that Maryland law provides that a meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice, for any or no reason. Consistent with Maryland law, the Fund’s by-laws state that any meeting of the stockholders may be adjourned from time to time, without notice other than by announcement at the meeting at which the adjournment is taken. Consequently, pursuant to the Fund’s by-laws and Maryland law, the chairman of the meeting may adjourn the meeting from time to time, whether or not a quorum is present, without further notice other than by an announcement at the meeting. We will revise page 4 to clarify that authority as well as to note that the Fund does not intend to seek a stockholder vote on an adjournment of the meeting.

3.	With respect to the security ownership table on page 10, please include the dollar ranges in the table instead of the letters.

In response to the Staff’s comment, the Fund will revise the table on page 10 to include the dollar ranges.

4.	With respect to the statements on page 14 about the number of times the Investment Committee met, please fix the discrepancy.

In response to the Staff’s comment, the Fund will correct the discrepancy.

In addition, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Definitive Proxy Statement;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Definitive Proxy Statement; and

•	the Fund may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and prompt attention to these responses. Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses. As we discussed yesterday, the Fund would like to file the Definitive Proxy Statement later today.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP